NEWS

Sequans Communications Announces Third Quarter 2017
Financial Results
PARIS - October 31, 2017 - 4G chipmaker Sequans Communications S.A. (NYSE: SQNS) today announced financial results for the third quarter ended September 30, 2017.

Third Quarter 2017 Highlights:
Revenue: Revenue was $11.3 million. Revenue for the third quarter of 2017 decreased 14.5% compared to the second quarter of 2017 and decreased 9.3% compared to the third quarter of 2016, reflecting decreases in both product and other revenue.

Gross margin: Gross margin was 44.3% compared to 42.1% in the second quarter of 2017 and compared to 46.8% in the third quarter of 2016, reflecting an increase in the proportion of chip sales in the product mix in the third quarter of 2017compared to the prior quarter and the impact of fixed costs on a lower product revenue base in the third quarter of 2017 compared to the same quarter in the prior year.

Operating loss: Operating loss was $5.6 million compared to an operating loss of $4.1 million in the second quarter of 2017 and an operating loss of $4.0 million in the third quarter of 2016.

Net loss: Net loss was $6.9 million, or ($0.09) per diluted share/ADS, compared to a net loss $6.0 million, or ($0.08) per diluted share/ADS, in the second quarter of 2017 and a net loss of $5.1 million, or ($0.08) per diluted share/ADS, in the third quarter of 2016.

Non-IFRS Net loss: Excluding the non-cash items of stock-based compensation and the effective interest adjustments related to the convertible debt and other financings, non-IFRS net loss was $5.9 million, or ($0.07) per diluted share/ADS, compared to a non-IFRS net loss of $4.9 million, or ($0.06) per diluted share/ADS in the second quarter of 2017, and a non-IFRS net loss of $4.3 million, or ($0.07) per diluted share/ADS, in the third quarter of 2016.

Cash: Cash, cash equivalents and short-term deposit at September 30, 2017 totaled $13.3 million compared to $19.5 million at June 30, 2017.

In millions of US$ except percentages, shares and per share amounts	Key Metrics
	Q3 2017	%*	Q2 2017	%*	Q3 2016	%*
Revenue	$11.3		$13.2		$12.5
Gross profit	5.0	44.3%	5.6	42.1%	5.8	46.8%
Operating loss	(5.6)	(49.2)%	(4.1)	(30.9)%	(4.0)	(31.7)%
Net loss	(6.9)	(61.2)%	(6.0)	(45.3)%	(5.1)	(41.1)%
Diluted EPS	($0.09)		($0.08)		($0.08)
Weighted average number of diluted shares/ADS	79,774,103		75,896,815		61,642,549
Cash flow from (used in) operations	(5.3)		(4.4)		(9.5)
Cash, cash equivalents and short-term deposit at quarter-end	13.3		19.5		24.7

Additional information on non-cash items:
- Stock-based compensation included in operating result	0.3		0.3		0.2
- Change in the fair value of convertible debt embedded derivative	—		—		—
- Non-cash interest on convertible debt and other financing	0.8		0.8		0.6
Non-IFRS diluted EPS (excludes stock-based compensation, effective interest adjustments related to the convertible and other debt and embedded derivative)	($0.07)		($0.06)		($0.07)

* Percentage of revenue

Sequans reports third quarter 2017 financial results

"Our IoT business continues to grow as expected," said Georges Karam, Sequans' CEO. "Our visibility is improving as our Cat 1 customers continue to ramp and are pursuing plans to serve more operators. We expect accelerating growth from IoT next year, based on a full year of Cat 1 revenue as well as the Cat M1/NB1 ramp from design wins already in hand. We also expect our broadband business to stabilize during Q4 and to improve during the course of 2018.

"We also reached an agreement with the institutional holders of our convertible notes maturing in April, 2018 and in April, 2019 to extend each maturity by one year in exchange for adjustments to certain terms, as described in the filing we made today on Form 6-K. We believe this agreement is in the best interests of all our shareholders because it removes a significant near-term cash requirement and allows us to focus on the business."

Q4 2017 Outlook
The following statements are based on management’s current assumptions and expectations. These statements are forward-looking and actual results may differ materially. Sequans undertakes no obligation to update these statements.

Sequans expects revenue for the fourth quarter of 2017 to be in the range of $11 to $13 million with non-IFRS gross margin above 40%. Based on this revenue range and expected gross margin, non-IFRS net loss per diluted share/ADS is expected to be between ($0.06) and ($0.08) for the fourth quarter of 2017, based on approximately 79.8 million weighted average number of diluted shares/ADSs. Non-IFRS EPS guidance excludes the impact of stock based compensation, the non-cash fair-value and effective interest adjustments related to the convertible debt and other financings, and any other relevant non-cash or non-recurring expenses.

Conference Call and Webcast
Sequans plans to conduct a teleconference and live webcast to discuss the financial results for the third quarter of 2017 today, October 31, 2017 at 8:00 a.m. EDT /13:00 CET. To participate in the live call, analysts and investors should dial 800-230-1074 (or +1 612-234-9959 if outside the U.S.). A live and archived webcast of the call will be available from the Investors section of the Sequans website at www.sequans.com/investors/. A replay of the conference call will be available until December 1, 2017 by dialing toll free 800-475-6701 in the U.S., or +1 320-365-3844 from outside the U.S., using the following access code: 430997.

Forward Looking Statements
This press release contains projections and other forward-looking statements regarding future events or our future financial performance. All statements other than present and historical facts and conditions contained in this release, including any statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations and potential strategic partnerships, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, (ii) unexpected increases in our expenses, including manufacturing expenses, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, (ix) our inability to enter into and execute on strategic alliances, (x) the impact of natural disasters on our sourcing operations and supply chain, and (xi) other factors detailed in documents we file from time to time with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Use of Non-IFRS/non-GAAP Financial Measures
To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude non-cash charges relating to stock-based compensation and the non-cash financial expense related to the convertible debt and its embedded derivative issued in

Sequans reports third quarter 2017 financial results

April 2015 and April 2016. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release. We are not able to provide a non-GAAP reconciliation for forward-looking IFRS estimates for gross margin and net loss per diluted share without unreasonable efforts, because certain adjustments are not known until the end of the period. The impact of these adjustments could be significant to our actual IFRS results.

About Sequans Communications
Sequans Communications S.A. (NYSE: SQNS) is a leading provider of single-mode 4G LTE wireless semiconductor solutions for Internet of Things (IoT) and a wide range of broadband data devices. Founded in 2003, Sequans has developed and delivered seven generations of 4G technology and its chips are certified and shipping in 4G networks around the world. Today, Sequans offers two LTE product lines: StreamliteLTE™, optimized for IoT and M2M devices and StreamrichLTE™, optimized for feature-rich mobile computing and home and portable router devices. The company is based in Paris, France with additional offices in the United States, United Kingdom, Sweden, Israel, Hong Kong, Singapore, Taiwan, South Korea, and China.
Visit Sequans online at www.sequans.com; www.facebook.com/sequans; www.twitter.com/sequans

SOURCE: Sequans Communications S.A.

Media Relations: Kimberly Tassin, +1.425.736.0569, Kimberly@sequans.com
Investor Relations: Claudia Gatlin, +1 212.830.9080, Claudia@sequans.com

Condensed financial tables follow

Sequans reports third quarter 2017 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	Sept 30, 2017	June 30, 2017	Sept 30, 2016

Revenue :
Product revenue	$8,869	$10,159	$9,523
Other revenue	2,430	3,058	2,934
Total revenue	11,299	13,217	12,457
Cost of revenue
Cost of product revenue	5,678	7,064	5,900
Cost of other revenue	615	591	731
Total cost of revenue	6,293	7,655	6,631
Gross profit	5,006	5,562	5,826
Operating expenses :
Research and development	6,769	6,254	6,391
Sales and marketing	2,014	2,072	1,926
General and administrative	1,786	1,323	1,459

Total operating expenses	10,569	9,649	9,776
Operating loss	(5,563)	(4,087)	(3,950)
Financial income (expense):
Interest income (expense), net	(1,202)	(1,194)	(1,062)
Foreign exchange gain (loss)	(90)	(626)	(61)
Loss before income taxes	(6,855)	(5,907)	(5,073)
Income tax expense (benefit)	65	83	53
Loss	$(6,920)	$(5,990)	$(5,126)
Attributable to :
Shareholders of the parent	(6,920)	(5,990)	(5,126)
Minority interests	—	—	—
Basic loss per share	($0.09)	($0.08)	($0.08)
Diluted loss per share	($0.09)	($0.08)	($0.08)
Weighted average number of shares used for computing:
— Basic	79,774,103	75,896,815	61,642,549
— Diluted	79,774,103	75,896,815	61,642,549

Sequans reports third quarter 2017 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months ended Sept 30
(in thousands of US$, except share and per share amounts)	2017	2016

Revenue :
Product revenue	$28,668	$22,634
Other revenue	8,278	8,992
Total revenue	36,946	31,626
Cost of revenue
Cost of product revenue	18,731	14,695
Cost of other revenue	1,795	2,282
Total cost of revenue	20,526	16,977
Gross profit	16,420	14,649
Operating expenses :
Research and development	19,217	20,007
Sales and marketing	6,582	4,922
General and administrative	4,520	4,598

Total operating expenses	30,319	29,527
Operating loss	(13,899)	(14,878)
Financial income (expense):
Interest income (expense), net	(3,434)	(2,606)
Other financial expense	—	(83)
Change in the fair value of convertible debt embedded derivative	—	(1,583)
Foreign exchange gain (loss)	(962)	(77)
Loss before income taxes	(18,295)	(19,227)
Income tax expense (benefit)	219	189
Loss	$(18,514)	$(19,416)
Attributable to :
Shareholders of the parent	(18,514)	(19,416)
Minority interests	—	—
Basic loss per share	($0.24)	($0.32)
Diluted loss per share	($0.24)	($0.32)
Weighted average number of shares used for computing:
— Basic	76,918,723	60,049,335
— Diluted	76,918,723	60,049,335

Sequans reports third quarter 2017 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At Sept 30,	At December 31,
(in thousands of US$)	2017	2016

ASSETS
Non-current assets
Property, plant and equipment	$6,567	$6,659
Intangible assets	8,752	7,707
Deposits and other receivables	396	332
Available for sale assets	347	310
Total non-current assets	16,062	15,008
Current assets
Inventories	8,848	8,693
Trade receivables	16,327	15,285
Prepaid expenses and other receivables	4,086	3,172
Recoverable value added tax	539	470
Research tax credit receivable	2,386	1,902
Short term deposit	345	345
Cash and cash equivalents	12,982	20,202
Total current assets	45,513	50,069
Total assets	$61,575	$65,077

EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.02 nominal value, 79,842,318 shares authorized, issued and outstanding at September 30, 2017 (75,030,078 at December 31, 2016)	$2,030	$1,923
Share premium	204,936	189,029
Other capital reserves	29,215	28,257
Accumulated deficit	(228,067)	(209,553)
Other components of equity	(634)	(796)
Total equity	7,480	8,860
Non-current liabilities
Government grant advances, loans and other liabilities	6,245	5,144
Convertible debt and accrued interest	5,953	16,338
Provisions	1,687	1,306
Other Liabilities	24	22
Deferred revenue	1,405	1,940
Total non-current liabilities	15,314	24,750
Current liabilities
Trade payables	11,587	18,358
Interest-bearing receivables financing	7,581	7,712
Government grant advances	796	601
Convertible debt and accrued interest	13,154	—
Other current liabilities	4,679	4,415
Deferred revenue	758	335
Provisions	226	46
Total current liabilities	38,781	31,467
Total equity and liabilities	$61,575	$65,077

Sequans reports third quarter 2017 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Nine months ended Sept 30
(in thousands of US$)	2017	2016

Operating activities
Loss before income taxes	$(18,295)	$(19,227)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Depreciation and impairment of property, plant and equipment	2,025	2,353
Amortization and impairment of intangible assets	1,758	1,532
Share-based payment expense	958	663
Increase in provisions	675	50
Financial expense (income)	3,434	2,616
Change in the fair value of convertible debt embedded derivative	—	1,583
Foreign exchange loss (gain)	567	181
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	(2,057)	1,504
Increase in inventories	(155)	(2,903)
Decrease (Increase) in research tax credit receivable	(484)	940
Increase (Decrease) in trade payables and other liabilities	(7,299)	1,893
Decrease in deferred revenue	(112)	(444)
Decrease in government grant advances	(403)	(559)
Income tax paid	(206)	(175)
Net cash flow used in operating activities	(19,594)	(9,910)

Investing activities
Purchase of intangible assets and property, plant and equipment	(4,096)	(3,724)
Sale (purchase) of financial assets	(101)	(11)
Sale of short-term deposit	—	49
Interest received	47	10
Net cash flow used in investments activities	(4,150)	(3,676)

Financing activities
Proceeds from issue of warrants, exercise of stock options/warrants	906	267
Public equity offering proceeds, net of transaction costs paid	14,942	23,445
Repayment of interest-bearing receivables financing	(131)	(843)
Proceeds from interest-bearing research project financing	1,126	—
Proceeds from convertible debt, net of transaction cost	—	6,932
Repayment of government loans	(56)	—
Repayment of borrowings and finance lease liabilities	—	(12)
Interest paid	(272)	(159)
Net cash flows from financing activities	16,515	29,630

Net increase (decrease) in cash and cash equivalents	(7,229)	16,044
Net foreign exchange difference	9	(25)
Cash and cash equivalent at January 1	20,202	8,288
Cash and cash equivalents at end of the period	$12,982	$24,307

Sequans reports third quarter 2017 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Three months ended
	Sept 30, 2017	June 30, 2017	Sept 30, 2016
Net IFRS loss as reported	$(6,920)	$(5,990)	$(5,126)
Add back
Stock-based compensation expense according to IFRS 2 (1)	310	307	183
Non-cash interest on Convertible debt and other financing (2)	756	759	626
Non-IFRS loss adjusted	$(5,854)	$(4,924)	$(4,317)
IFRS basic loss per share as reported	($0.09)	($0.08)	($0.08)
Add back
Stock-based compensation expense according to IFRS 2 (1)	$0.01	$0.01	$0.00
Non-cash interest on Convertible debt and other financing (2)	$0.01	$0.01	$0.01
Non-IFRS basic loss per share	($0.07)	($0.06)	($0.07)
IFRS diluted loss per share	($0.09)	($0.08)	($0.08)
Add back
Stock-based compensation expense according to IFRS 2 (1)	$0.01	$0.01	$0.00
Non-cash interest on Convertible debt and other financing (2)	$0.01	$0.01	$0.01
Non-IFRS diluted loss per share	($0.07)	($0.06)	($0.07)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$2	$2	$4
Research and development	87	97	79
Sales and marketing	55	65	31
General and administrative	166	143	69

(2) Related to the difference between contractual and effective interests

Sequans reports third quarter 2017 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Nine months ended Sept 30
	2017	2016
Net IFRS loss as reported	$(18,514)	$(19,416)
Add back
Stock-based compensation expense according to IFRS 2 (1)	958	663
Change in the fair value of convertible debt embedded derivative	—	1,583
Non-cash interest on Convertible debt and other financing (2)	2,119	1,547
Non-IFRS loss adjusted	$(15,437)	$(15,623)
IFRS basic loss per share as reported	($0.24)	($0.32)
Add back
Stock-based compensation expense according to IFRS 2 (1)	$0.01	$0.00
Change in the fair value of convertible debt embedded derivative	$0.00	$0.03
Non-cash interest on Convertible debt and other financing (2)	$0.03	$0.03
Non-IFRS basic loss per share	($0.20)	($0.26)
IFRS diluted loss per share	($0.24)	($0.32)
Add back
Stock-based compensation expense according to IFRS 2 (1)	$0.01	$0.00
Change in the fair value of convertible debt embedded derivative	$0.00	$0.03
Non-cash interest on Convertible debt and other financing (2)	$0.03	$0.03
Non-IFRS diluted loss per share	($0.20)	($0.26)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$7	$12
Research and development	293	283
Sales and marketing	199	105
General and administrative	459	263

(2) Related to the difference between contractual and effective interests